Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 12, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Todd Schiffman
James Lopez Division of Corporate Finance Office of Real Estate and Construction

Simon Property Group Acquisition Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 8, 2021

File No. 333-252586

Ladies and Gentlemen:

On behalf of our client, Simon Property Group Acquisition Holdings, Inc., a Delaware Corporation (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 12, 2021 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

February 12, 2021

The Registrant has asked us to convey the following as its responses to the Staff:

Our warrant agreement designates the courts of the City of New York,..., page 57

1.	In the second paragraph you indicated that the warrant provision does not apply to the Securities Act or the Exchange Act. We note that the second full paragraph on page 134 does not contain any exclusions. Finally, Section 9.3 of Exhibit 4.4 (Form of Warrant Agreement), excludes the Exchange Act. Please revise so that the disclosure and the Exhibit are consistent. We may have additional comments.

Response to Comment 1

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 134 and Section 9.3 of Exhibit 4.4 of the Registration Statement.

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309 or David A. Curtiss at (212) 373-3146 or Adrian Karas at (212) 373-3134.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission Todd Schiffman James Lopez Simon Property Group Acquisition Holdings, Inc.
Eli Simon Steven Fivel Ropes & Gray LLP Paul D. Tropp, Esq.